Exhibit 99.4

Almacenes Éxito S.A.

Consolidated Financial Results 2Q23

Envigado, Colombia, July 31, 2023 - Almacenes Éxito S.A. (´Grupo Éxito´ or ´the Company´) (BVC: ÉXITO / ADR: ALAXL) announced its results for the second quarter and first half ended June 30, 2023 (2Q23 & 1H23). All figures are expressed in millions (M) or billion (B) of Colombian Pesos (COP) unless otherwise stated and expressed in long scale (COP B represent 1,000,000,000,000). Consolidated data include results from Colombia, Uruguay and Argentina, and eliminations.

Recurring EBITDA grew 6.6% driven by positive top line performance (+8.5%), gross margin gains (100 bps) and internal efficiencies that partially offset the inflationary trend

Key Business Highlights

Financial Highlights

●	Consolidated Net Revenue grew by 8.5% in 2Q23 versus 2Q22 to COP $5.1 B, driven by strong double-digit sales growth in local currency from international operations, real estate outcome (+17.8%) and omni-channel growth (7.6%). During 1H23, Net Revenue grew by 13.5% versus 1H22 to COP$ 10.6 B.
●	Recurring EBITDA grew by 6.6% to COP$ 395,391 M in 2Q23 versus 2Q22, to a margin of 7.7% (-14 bps) and reflected the solid operational performance in Uruguay and Argentina that offset Colombia results affected by 1 non-VAT day in the base and a higher operating tax after the reform approved last year, as well as inflationary pressures across the region on the expense structure (136 bps). During 1H23, recurring EBITDA grew by 7.8% to a margin of 7.4% and totalled COP $782,676 M.
●	Net Group Share Result was a loss of COP -$6,184 M during the second quarter of 2023, related to the positive contribution of international retail operations (in LC) and in Colombia (despite the non-VAT day effect), as well as from the material variation of income tax offset by higher financial expenses via interest rates, non-recurring expenses related to the listing process, TUYA share of profit and improved performance in Uruguay that led to higher minority interest. During 1H23, Net Income reached COP $38,934 M, mainly driven by international operations and income tax variations, partially offset by non-operational items in Colombia and Argentina.
●	EPS[1] was COP $-4.8 per common share in 2Q23 (versus COP $48.0 in 2Q22) and was COP $30.0 per common share in 1H23 (versus COP $97.7 in 1HQ22).
●	Consolidated CAPEX was of COP 106,419 M, 63% focussed on expansion (retail and real estate), innovation, omni-channel, and digital transformation activities.

Operating Highlights

●	Omni-channel grew 7.6% at consolidated level and reached a 9.8% share (Col 12.7%, Uru 2.7%, Arg 4.3%).
●	Innovative formats share on consolidated sales reached 43.3% (42% in Colombia, +1.3 p.p vs 2Q22).
●	LTM store expansion[2] was of 87 stores (70 Col, 5 Uru, 12 Arg) for a total of 639 stores in the region and 1.05 M sqm of sales area.

(1)	EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares (including the buyback operation completed on June 30, 2022, and the share split 1:3 on November 18, 2022 (2) Expansion from openings, reforms, conversions, and refurbishments.

I. ESG strategic pillars follow-up

Zero Malnutrition

●	In alliance with Fundación Éxito, the Company benefited 28,706 children from nutrition and complementary programs as well as delivered 59,719 food packages to children and their families. In a joint work, there is presence in 23 states in Colombia.

My planet

●	62,516 trees have been donated this year by customers, suppliers, and employees towards reaching the target set of planting two million of native trees jointly with Celsia by 2023. A million trees were already planted last year.

●	The Company collected 9,570 tons of material at the operation and 671 tons of recyclable material post-consumption.

●	Carulla became the first food retailer in Colombia to eliminate plastic bags at checkouts and on sales purchases made through digital channels.

Sustainable Trade

●	92.1% purchased fruit and vegetables was made locally and 86% bought directly to producers.

●	The Company has been collaborating close with suppliers and reached 128 geo-referenced direct suppliers in its supply chain, for commodity products such as avocado, coconut, banana, and tomato.

Governance & Integrity

●	The Company advanced with the ´Capital Reduction Project´ presented by GPA, aimed to distribute approximately 83% of its stake on Éxito to its shareholders in the form of ADRs and BDRs.

●	On April 4, 2023, the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) and the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), approved Éxito’s request to list and trade Brazilian Depositary Receipts (“BDRs”) Level II, each representing four Éxito common shares, in Novo Mercado.

●	On April 27, at the extraordinary session of the General Shareholders Meeting held at the Company´s headquarters, the amendment to the following proposals were approved (ii) the Board of Directors election and succession policy, (ii) the Rules of Procedure of the General Shareholders’ Assembly and (iii) the bylaws amendment.

●	On May 16, Ms. Ana María Ibáñez Londoño resigned as member of the Board of Directors, position she held since March 20, 2014. Her resignation was effective as of May 30, 2023.

●	On June 26, the Casino Group disclosed that it was working on a non-core asset disposal plan, and later mentioned the following: “GPA and Éxito are assets that may be sold as part of the Group’s three-year plan for sale of assets, and that on this date, there are no milestones and no sale process ongoing for GPA. The only active project at the moment involving these two companies is the segregation of Éxito’s and GPA’s businesses.”

●	On June 28, Grupo Éxito’s controlling shareholder Companhia Brasileira de Distribuição (“GPA”) informed the market that received a non-solicited offer, not previously negotiated with the management, to acquire the total equity interest held by GPA in Almacenes Éxito S.A for USD$ 836 M, payable in cash.

●	On June 29, GPA´s Board of Directors unanimously decided, with the recommendation from its advisors, to reject the Offer, considering that the price offer did not reflect adequate parameters of financial reasonability nor met the best interest of GPA and its shareholders.

●	MERCO Talento recognized Grupo Éxito as the best retail company to work for.

●	In a collaborative work with communities, the Company promoted “Terrazas Verdes” - the hydroponic farming project to benefit single mothers, and expanded to new territories such as Siloé, in Cali.

Our People

●	On May 2, Mr. Jacky Yanovich Mizrachi resigned as Chief Operations Officer of Retail in Colombia, to undertake new personal and professional challenges; the Board of Directors appointed Mr. Jose Gabriel Loaiza Herrera, starting from July 1, 2023. Mr. Loaiza has been in the Company for over 17 years in diverse roles: VP of Omni-channel, VP of Business Development and Innovation, VP of International Business and Digital Strategy, VP of Sales and Supply, Director of Financial Planning and Head of the Investor Relations Department. He holds a degree in Administrative Engineering from the National University of Colombia, a Master of Business Administration MBA from Texas A&M University and graduated from the Executive Program of Haute École de Commerce (HEC) in France.

In addition, in line with the structured succession process and career plan, the Board of Directors expanded the scope of the Retail Vice Presidency (Exito and Carulla), led by Mr. Jorge Jaller Jaramillo, and included all retail brands: Éxito, Carulla, Super Inter, Surtimax, Surtimayorista and other sales channels. Moreover, Mr. Sebastián Pérez Arango was appointed as VP of Omnichannel and Innovation, to lead the development and operation of digital channels and the omnichannel strategy of the Company, the management of corporate projects and innovation. Mr. Pérez has worked for over 11 years within the Company in diverse roles: General Director of Digital Commerce, Director of Food E-commerce, Director of E-commerce operations, Head of E-commerce operations, National E-commerce Operations Leader, New Business Analyst and Professional in Training.

Healthy Lifestyle

●	Grupo Éxito conducted a pilot with the Consumers Goods Forum aimed to improve the health conditions of employees and conducted a psychosocial survey for employees at stores.

II. Consolidated Income Statement

Note: Consolidated results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-2.1% and 0.6% at top line in 2Q23 and 1H23, and 2.5% and 4.8% at recurring EBITDA, respectively). CVM EBITDA refers to earnings before interest, taxes, depreciation, and amortization (EBITDA) plus Associates & Joint Ventures Results. 2Q23 EPS considers the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares (including the buyback operation completed on June 30, 2022, and the share split 1:3 on November 18, 2022.

III. Top Line Performance

Consolidated Net Revenue grew by 8.5% (10.8% when excluding FX effect) to COP$ 5.1 in 2Q23 and by 13.5% to COP$10.6 B during 1H23 versus the same periods last year. Quarterly Consolidated Net Sales grew by 8.2% (SSS +5.9% including calendar effect) and totalled COP $4.9 B, benefitted by the 13.5% sales growth in Uruguay, 152.8% in Argentina, a growth above inflation in both countries in local currency, the solid outcome of innovative formats (43.3% share) and omni-channel performance (+7.6%, 9.8% share on sales). LTM expansion of 87 stores (70 in Colombia, 5 in Uruguay, 12 in Argentina) also contributed. In Colombia, Net Sales grew by 3.6% boosted by FMGC (+9.7%), omni-channel (+5.8%), and innovation (share +1.3 p.p.), partially offset by 5.4 p.p. when excluding the non-VAT day from the base. Quarterly Consolidated Other Revenue grew by 16.5% driven by higher revenue of real estate from rental and administrative fees (+17.8%) and the sale of assets in Colombia of COP$ 18,000 M.

Note: Consolidated results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (2.1% and 0.6% at top line in 2Q23 and 1H23, and 2.5% and 4.8% at recurring EBITDA, respectively). Data in COP includes a 18.3% FX effect in Uruguay at top line and at recurring EBITDA in 2Q23 and 26.3% in 1H23 and -61.9% and -50.5% in Argentina, respectively, calculated with the closing exchange rate.

Colombia: Net Revenue grew 4.2% driven by net sales that totalled COP$ 3.5 B (+3.6%; SSS +0.7%) in 2Q23, driven by omni-channel (+5.8%, 12.7% share), food sales (+8.7%), the performance of innovative formats that reached a 42% share on sales (+1.3 p.p. vs 2Q22) and the contribution of 70 stores included in the LTM base from openings, reforms, conversions and refurbishments. The Colombia operation represented 72% of Consolidated Net Sales in 2Q23. Top line result was resilient despite a higher basis due to the cancelation of one non-VAT day during the quarter, which had a negative effect of 5.4 p.p. on sales. Last-twelve-month inflation as of June was 12.1%, with the food component as main contributor (14.31% vs. 23.65% in 2022). The Colombian economy showed signs of deceleration in consumption that led to the Consumer Confidence Index to decreased to 14.1 during 2Q23 (vs 2.1 in 2022), due to economic and political uncertainty. Higher other revenue in Colombia (+17.5%) reflected a higher real estate income (rental and administrative fees +18.9%) and the sale of assets by COP$ 18,000 M. During 1H23, Net Revenue grew 6.3% and reached COP$ 7.5 B, driven by net sales growth of 6.4% and other revenue by 3.8%.

Note: (1) SSS In local currency, include the effect of conversions and the calendar effect adjustment of 1.5% and 1.4% in Colombia in 2Q23 and 1H23 respectively. (2) Segment includes sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory) of COP $18 K M in 2Q23 and COP $47.2 K in 1H23.

●	The Éxito segment represented approximately 67% of the sales mix in Colombia during 2Q23 and its sales performance reflected the significantly negative impact of having 1 non-VAT day in the base (-9.8 p.p.), which partially offset the performance of the “Megaprima” event (+2.0 p.p.), the growth of the food category (+7.8%) boosted by fresh (+8.1%) and FMGC (+7.7%) products. The thirty Éxito WOW stores also contributed to results and represented a 35.2% share (+192 bps vs 2Q22) on the segment´s sales.

●	The Carulla segment represented approximately 17% of the sales mix in Colombia during 2Q23 and posted a solid sales performance benefited mainly by omni-channel performance (65%, 24.9% share), boosted by the 138% growth of the Turbo-Fresh´ service for deliveries below 10 minutes with last miler Rappi. The banner performance was also driven by the double-digit sales growth in Bogotá, Medellin and Cali, the strong high double-digit growth of FMCG products, the “7th Healthy Lifestyle event” held during the quarter and the performance of the 30 Fresh Market stores (61.2% share on the segment´s sales, +140 bps vs 2Q22).

●	The low-cost & other segment related to Super Inter, Surtimax, Surtimayorista banners, allies, institutional, third-party sellers, and the sale of property development projects (inventory) and other, represented approximately 16% of the sales mix in Colombia during 2Q23. Quarterly Net Sales performance reflected:

(i)	The performance of the 59 Surtimayorista stores which grew Net Sales by 13.6% and SSS by 0.4% (5.8% share on Colombia sales), driven by FMCG and expansion (+3 stores in 2Q23).

(ii)	The outcome of 76 Surtimax stores (46 remodeled YTD, posted a 16.2% sales growth), which posted a 2.1% sales growth and grew by 1.1% in terms of life-for-like.

(iii)	The negative performance of the 59 Super Inter stores (including 35 Vecino, sales +4.5% vs non-reformed), which decreased sales by 2.8% and SSS by 2.7% during the quarter, mainly explained by a higher basis.

(iv)	The positive contribution from the sale of property of near to COP$ 18,000 M.

●	Omni-channel sales in Colombia (including websites, marketplace, home delivery, Shop&Go, Click&Collect, digital catalogues and B2B virtual), grew by 5.8% versus 2Q22 and reached COP $451K M, a share on sales of 12.7% (vs 12.4% in 2Q22), boosted by the double-digit growth of the food category (+23.2%, 11.8% share on sales) and despite having one additional non-VAT day in the base (that led to a non-food sales decrease of 16%, 14.8% share on sales). During 1H23, omni-channel sales reached COP $901K M, a 9.7% growth vs 1H22 to 12.5% share on sales (vs 12.1% in 1H22), boosted by food sales (+26%, share 11.3%). Non-food sales decreased 10% due to the non-VAT day in the base (+25% growth on a comparable basis) and recorded a 15.1% share on sales.

Main KPI´s during the first half of 2023 were as follows:

o	Orders totaled 8.9 M (+57% vs 1HQ22).

o	E-commerce: reached COP$ 250 K M in sales, 81 M visits (+3.7%), 425,000 orders.

o	Marketplace: sales grew by 20%.

o	Apps: reported 981,000 active downloads (+24%), +239,000 orders in Éxito-Carulla app.

o	Mi Surtii: reached COP $28,000 M (+48%) in sales and 62,000 orders.

o	Rappi deliveries grew by 72%.

o	Turbo orders grew 137% and reached a 71.8% share on sales through Rappi, driven by food sales growth.

Uruguay: Net Sales grew by 13.5% and SSS by 13.3%, in local currency and including the effect of conversions and the calendar effect adjustment of 0.5%, all above inflation (5.98%), boosted by: (i) the positive outcome of commercial activities, (ii) the contribution of the 29 Fresh Market stores (+18.2%, +7 p.p. above regular stores, 58.2% share on sales), and (iii) the solid performance of omni-channel (+7.7%). Uruguay contributed with 21% of consolidated Net Sales during 2Q23. Last-12-month inflation as of June was of 5.98% (vs 7.3% reported as of 1Q23) and the food component continued as main driver and grew BY 10.2% (vs. 10.85% in 2Q22). During the first 6-months-of-the-year, net sales and SSS grew BY 13.5% and 13.0%, respectively versus the same period last year, with a calendar effect adjustment of 0.2%.

(1) Including the calendar effect adjustment of 0.5% in 2Q23 and 0.2 in 1H23.

Argentina: Net Revenue grew by 153%, driven by net sales performance (+152.8%) and SSS (+117.7%), in local currency and including the effect of conversions and the calendar effect adjustment of 0.7%, all above inflation (120.9% as of June vs. 62.1% in 2022) and despite the retail sales index reported by CAME of -1.8% as of 2Q23. The operation in Argentina contributed near to 7.0% in 2Q23 to consolidated sales and results in Colombian Pesos reflected a -61.9% FX effect. Top line was driven by (i) the performance of the Cash and Carry format (11 MiniMayorista stores YTD, 13.9% share on sales), (ii) omni-channel performance (+201.2%, 4.3% share), and (iii) higher real estate income from improved commercial trends and strong occupancy levels (93%). During the first 6-months-of-the-year, net sales and SSS grew by 143.2% and 110.2%, respectively, versus the same period last year, with a calendar effect adjustment of 0.2%.

(1) In local currency and including the calendar effect adjustment of 0.7% in 2Q23 and 0.2% in 1H23.

IV. Operating Performance

Consolidated Gross Profit was 26.2% both during 2Q23 and 1H23 and grew by 12.9% (+100 bps) and 17.4% (+88 bps), respectively, versus the same periods last year. Quarterly performance reflected gains across all operations (+145 bps in Uruguay, +63 bps in Argentina, +42 bps in Colombia), despite price investment and inflationary pressures on costs within the region. Consolidated gross profit performance reflected:

(i)	A higher base of COP $12,000 M from the 1 non-VAT day held in 2Q22 (not present in 2Q23) and a total of COP $21,000 M from the 2 non-VAT days held during 1H22.

(ii)	Higher contribution from real estate development projects of COP $14,000 M in 2Q23 (flat during 1H23).

(iii)	Lower gross profit in Argentina in 2Q23 due to higher share of Cash and Carry format (MiniMayorista), which represented 13.9% over sales.

Consolidated Recurring EBITDA grew by 6.6% during 2Q23 to a margin of 7.7% (-14 bps) and grew by 7.8% to a margin of 7.4% (-39 bps) during 1H23, versus the same periods last year. Performance YTD reflected the solid commercial performance in Uruguay and in Argentina despite inflationary pressures, which drove Recurring EBITDA (+27.6% and +193.2% in LC, respectively) and offset Colombia outcome affected by:

(i)	One-offs related to 2 non-VAT days (1 in 1Q23 and 1 in 2Q23).

(ii)	A higher operating tax during 2023 due to tax reform approved in Colombia in 2022 (26 bps at consolidated level; 39 bps in Colombia).

The outcome also benefited by the positive FX effect on results in Uruguay offset by the negative FX effect in Argentina.

Colombia: Recurring EBITDA decreased by 6.7% during 2Q23 and by 8.7% during 1H23 and reached a margin of 7.3% and 6.7% respectively. The quarterly outcome reflected the positive contribution of an income from real estate developments of COP$14,000 million offset by: i) sales affected by lower consumption mainly in non-food categories due to high interest rates for credit cards and a higher basis due to 1 non-VAT day, ii) price investment amidst of inflationary pressures on cost and expenses, and iii) higher operating taxes of COP $14,800 M due to the tax reform approved in 2022.

Uruguay: Recurring EBITDA grew by 59.6% to a 11.3% margin (+180 bps) in 2Q23 and by 61.1% to a 11.6% margin (+129 bps) during 1H23. Strong commercial performance and internal efficiencies led expenses to grow below top line levels and the positive FX effect. The operation in Uruguay continued as the most profitable business unit of the group.

Argentina: Recurring EBITDA grew by 150.4% in 2Q23 and 193.2% in 1H23 in local currency compared to the same periods last year and margin was 1.8% and 2.5%, respectively. Performance reflected a solid top line growth, in local currency and above inflation; results in Colombian pesos included a negative 50.5% FX effect.

V. Net Group Share Result

During the 2Q23, the Company reported a Net Loss of COP $6,184 million and a Net Income of COP $38,934 million year-to-date. The outcome reflected the positive contribution of international retail operations (in local currencies) and Colombia (despite the non-VAT day effect), as well as the material variation of income tax.

Negative variations derived from:

(i)	Higher financial expenses from higher interest rates (+725 bps vs 2Q22), as the Central Bank increased the repo rate in Colombia to 13.25% during 2Q23 (vs. 6% in 2Q22 and 12% in 4Q22) to control inflation,

(ii)	The improved performance in Uruguay that led to higher minority interest,

(iii)	TUYA share of profit affected by provisions, and

(iv)	Changes in non-recurring expenses related to the listing project.

Earnings per Share (EPS)

●	Diluted EPS was COP -$4.8 per common share during 2Q23 compared to the COP $48.0 reported in 2Q22 and COP $30 per common share during 1H23 compared to COP $97.7 the same period last year, considering the weighted average number of outstanding shares (IFRS 33), corresponding to 1,297,864,359 shares (including the buyback operation completed on June 30, 2022, and the share split 1:3 on November 18, 2022.

VI. CapEx and Expansion

CapEx

●	Consolidated Capital Expenditures during 1H23 reached COP $273,020 million, of which 63% was allocated to expansion, innovation, omni-channel and digital transformation activities during the period, and the remainder, to maintenance and support of operational structures, IT systems updates and logistics.

Food Retail Expansion

●	During 2Q23, the Company opened 3 Surtimayorista stores in Colombia, 1 additional Cash and Carry store and 1 Fresh Market store in Argentina - an important milestone for our operation as Libertad started to operate in Buenos Aires, the largest retail market in the country. The group implemented all commercial innovation concepts from Fresh Market from Uruguay and Colombia, to offer the best shopping experience to customers.

●	In the last-twelve-months, Grupo Éxito totalled 87 stores from openings, reforms, conversions, and refurbishments (70 in Colombia, 5 in Uruguay and 12 in Argentina). The Company reached 639 food retail stores, geographically diversified as follows: 509 stores in Colombia, 94 in Uruguay and 36 in Argentina, and consolidated selling area reached 1.05 million square meters. The store count did not include the 1,729 allies in Colombia.

VII. Cash and debt at holding1 level

Note: Numbers expressed in long scale, COP billion represent 1,000,000,000,000. Central Bank repo rate increased in Colombia to 13.25% in 2Q23 (vs 6.0% as of 2Q22 and 13% as of 1Q23 to control inflation). Cash flow in 2022 expressed in line with the statement. (1) Holding: Almacenes Éxito S.A. results without Colombia or international subsidiaries.

Cash and Debt at the holding level

●	Dividends from subsidiaries continued to allow the Company’s investment requirements and payments to shareholders.

●	Pressures on financial expenses from higher repo rates (+2x higher vs 2Q22).

●	Gross debt increased COP$ 532,000 M due to seasonal requirements from RCF.

VIII. Conclusions

●	ADR and BDR spin off completion expected by 3Q23.

●	Double-digit consolidated sales growth on comparable basis[1] in local currency in all three countries.

●	Recurring EBITDA grew in 2Q and 1H driven by gross margin protection across countries, despite inflationary pressures.

●	Net Result YTD driven by positive operational performance and income tax variations, partially offset by temporary and non-operational items in Colombia and Argentina, higher financial expenses, and TUYA share of profit.

●	Improved cash generation (COP $92,000 M) to continue consolidating a solid path to develop the Group’s retail and real estate strategy.

●	Double-digit sales growth in Colombia on a comparable basis[1], driven by high single digit growth of food sales leveraged on innovation and omni channel.

●	Solid performance of real estate business in Colombia (+18.9%).

●	Strong performance of Uruguay (and above inflation) consolidates leadership in the market.

●	Cash generation in Argentina invested in Cash and Carry stores and to open the first Fresh Market store in Buenos Aires; results in COP impacted by FX.

Note: Consolidated results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-2.1% and 0.6% at top line in 2Q23 and 1H23, and 2.5% and 4.8% at recurring EBITDA, respectively); Colombia perimeter includes Almacenes Éxito S.A. and its subsidiaries. (1) When excluding 1 non-VAT day effect.

IX. Appendices

Notes:

●	Numbers expressed in long scale, COP billion represent 1,000,000,000,000.

●	Growth and variations expressed versus the same period last year, except when stated otherwise.

●	Sums and percentages may reflect discrepancies due to rounding of figures.

●	All margins are calculated as percentage of Net Revenue.

Glossary:

●	Colombia results includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

●	Consolidated results: includes Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina.

●	EBIT: Recurring Operating Income adjusted for the other non-recurring operational income/expense result.

●	EBITDA: Earnings before Interest, Taxes, Depreciation and Amortization.

●	CVM EBITDA: refers to earnings before interest, taxes, depreciation, and amortization (EBITDA) plus Associates & Joint Ventures Results.

●	EPS: Earnings Per Share calculated on an entirely diluted basis.

●	Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities.

●	GLA: Gross Leasable Area.

●	GMV: Gross Merchandise Value.

●	Holding: includes Almacenes Éxito results without Colombian and international subsidiaries.

●	Net Group Share Result: net result attributable to Grupo Éxito’s shareholders.

●	Net Revenue: total revenue related to total net sales and other revenue.

●	Other Revenue: revenue related to complementary businesses (real estate, insurance, financial services, travel, etc.) and other revenue.

●	Recurring EBITDA: measure of profitability that includes Recurring Operating Income adjusted for Depreciation and Amortization both in cost and expense (D&A).

●	Recurring Operating Income (ROI): includes the Gross Profit adjusted by SG&A expense and D&A.

●	SSS: same-store-sales levels, including the effect of store conversions.

●	Total Net Sales: sales related to the retail business.

1. P&L by Country

in COPM	Colombia 2Q23	Colombia 2Q22	Colombia %Var	Uruguay 2Q23	Uruguay 2Q22	Uruguay %Var	Argentina 2Q23	Argentina 2Q22	Argentina %Var
Net Sales	3,505,457	3,384,527	3.6%	1,036,584	771,878	34.3%	359,927	373,833	(3.7%)
Other Revenue	194,912	165,841	17.5%	8,692	6,931	25.4%	14,159	14,348	(1.3%)
Net Revenue	**3,700,369**	**3,550,368**	**4.2%**	**1,045,276**	**778,809**	**34.2%**	**374,086**	**388,181**	**(3.6%)**
Cost of Sales	(2,836,991)	(2,737,839)	3.6%	(671,340)	(511,561)	31.2%	(245,605)	(256,111)	(4.1%)
Cost D&A	(24,756)	(22,783)	8.7%	(2,077)	(1,498)	38.7%	466	(708)	165.8%
Gross profit	**838,622**	**789,746**	**6.2%**	**371,859**	**265,750**	**39.9%**	**128,947**	**131,362**	**(1.8%)**
Gross Margin	*22.7%*	*22.2%*	*42 bps*	*35.6%*	*34.1%*	*145 bps*	*34.5%*	*33.8%*	*63 bps*
SG&A Expense	(593,163)	(522,872)	13.4%	(255,383)	(192,948)	32.4%	(121,858)	(125,124)	(2.6%)
Expense D&A	(115,519)	(102,859)	12.3%	(19,450)	(15,150)	28.4%	(6,266)	(1,170)	435.6%

in COPM	Colombia 1H23	Colombia 1H22	Colombia %Var	Uruguay 1H23	Uruguay 1H22	Uruguay %Var	Argentina 1H23	Argentina 1H22	Argentina %Var
Net Sales	7,135,800	6,703,692	6.4%	2,198,053	1,533,098	43.4%	805,347	668,596	20.5%
Other Revenue	387,718	373,687	3.8%	18,347	13,728	33.6%	30,703	26,591	15.5%
Net Revenue	**7,523,518**	**7,077,379**	**6.3%**	**2,216,400**	**1,546,826**	**43.3%**	**836,050**	**695,187**	**20.3%**
Cost of Sales	(5,773,494)	(5,438,510)	6.2%	(1,424,381)	(1,012,316)	40.7%	(552,881)	(458,570)	20.6%
Cost D&A	(48,899)	(44,682)	9.4%	(4,201)	(2,890)	45.4%	235	(1,146)	120.5%
Gross profit	**1,701,125**	**1,594,187**	**6.7%**	**787,818**	**531,620**	**48.2%**	**283,404**	**235,471**	**20.4%**
Gross Margin	*22.6%*	*22.5%*	*9 bps*	*35.5%*	*34.4%*	*118 bps*	*33.9%*	*33.9%*	*3 bps*
SG&A Expense	(1,246,299)	(1,087,403)	14.6%	(533,883)	(374,323)	42.6%	(262,354)	(222,282)	18.0%
Expense D&A	(226,700)	(203,160)	11.6%	(39,618)	(29,057)	36.3%	(17,109)	(7,320)	133.7%
Total Expense	**(1,472,999)**	**(1,290,563)**	**14.1%**	**(573,501)**	**(403,380)**	**42.2%**	**(279,463)**	**(229,602)**	**21.7%**
Expense/Net Rev	*19.6%*	*18.2%*	*134 bps*	*25.9%*	*26.1%*	*(20) bps*	*33.4%*	*33.0%*	*40 bps*
Recurring Operating Income (ROI)	**228,126**	**303,624**	**(24.9%)**	**214,317**	**128,240**	**67.1%**	**3,941**	**5,869**	**(32.9%)**
ROI Margin	*3.0%*	*4.3%*	*(126) bps*	*9.7%*	*8.3%*	*138 bps*	*0.5%*	*0.8%*	*(37) bps*
Non-Recurring Income and Expense	(35,882)	(6,827)	425.6%	1,289	(821)	257.0%	915	15,166	(94.0%)
Operating Income	**192,244**	**296,797**	(35.2%)	**215,606**	**127,419**	69.2%	**4,856**	**21,035**	(76.9%)
EBIT Margin	*2.6%*	*4.2%*	*(164) bps*	*9.7%*	*8.2%*	*149 bps*	*0.6%*	*3.0%*	*(244) bps*
Net Financial Result	(180,773)	(94,223)	91.9%	(4,195)	(11,592)	(63.8%)	(13,154)	(36,629)	(64.1%)
Recurring EBITDA	**503,725**	**551,466**	**(8.7%)**	**258,136**	**160,187**	**61.1%**	**20,815**	**14,335**	**45.2%**
Recurring EBITDA Margin	*6.7%*	*7.8%*	*(110) bps*	*11.6%*	*10.4%*	*129 bps*	*2.5%*	*2.1%*	*43 bps*

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

2. P&L and CAPEX by Country

Note: Consolidated results from Colombia, Uruguay and Argentina, eliminations, and the FX effect (-2.1% and 0.6% at top line in 2Q23 and 1H23, and 2.5% and 4.8% at recurring EBITDA, respectively). The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country.

3. Consolidated Balance Sheet

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

4. Consolidated Cash Flow

Note: Consolidated data include figures from Colombia, Uruguay, and Argentina.

5. Almacenes Éxito1 P&L

Holding: Almacenes Éxito results without Colombian subsidiaries.

6. Almacenes Éxito1 Balance Sheet

(1) Holding: Almacenes Éxito Results without Colombian or international subsidiaries.

7. Debt by country, currency, and maturity

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 12.47%; (1) Debt without contingent warranties and letters of credit (2) Other Collections included and positive hedging valuation not included (3) Debt at the nominal amount.

8. Stores and Selling Area

Note: The store count does not include the 1,729 allies in Colombia.

Note on Forward-Looking Statements

This document contains certain forward-looking statements based on data, assumptions, and estimates, that the Company believes are reasonable, however, it is not historical data and should not be interpreted as guarantees of its future occurrence. Grupo Éxito operates in a competitive and rapidly changing environment, therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement.

The forward-looking statements contained in this document are made only as of the date hereof. Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward-looking statement contained in this press release is based.

´The Issuers Recognition -IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer´.

X. Upcoming Event

Conference Call Details - Almacenes Éxito S.A. (BVC: ÉXITO)

Cordially invites you to participate in its

Second Quarter 2023 Results Conference Call

Date: Tuesday, August 1, 2023

Time: 10:00 a.m. Eastern Time

9:00 a.m. Colombia Time

Presenting for Grupo Exito:

Carlos Mario Giraldo Moreno, Chief Executive Officer

Ivonne Windmuller, Chief Financial Officer

María Fernanda Moreno, Investor Relations Director

To participate, please click here:

Join Microsoft Teams Meeting

2Q23 results and the webcast presentation will be available on the company’s website at www.grupoexito.com.co under “Shareholders and Investors” on the following link:

https://www.grupoexito.com.co/en/financial-information

Upcoming Financial Publications

Third Quarter 2023 Earnings Release – November 2023

IR and PR contacts

María Fernanda Moreno R.

Head of Investor Relations

+(57) 312 796 2298

mmorenor@grupo-exito.com

Éxito Calle 80, Cr 59 A No. 79 – 30, Bogotá, Colombia

Claudia Moreno B.

PR and Communications Director

+(57) 604 96 96 ext. 305174

claudia.moreno@grupo-exito.com

Cr 48 No. 32B Sur – 139 – Envigado, Colombia

Company Description

Grupo Éxito is the leading food retail platform in Colombia and in Uruguay and has a relevant presence in the north-east of Argentina. The Company´s great capacity to innovate, has allowed it to transform and adapt quickly to new consumer trends and increased its competitive advantages supported by the quality of its human talent.

Grupo Éxito is the unmatchable leader of omni-channel in the region and has developed a comprehensive ecosystem focused on the omni-client, to whom it offers the strength of its brands, multiple formats and a wide range of channels and services to facilitate their shopping experience.

The diversification of its retail revenue through traffic and asset monetization strategies, has allowed Grupo Éxito to be a pioneer in offering a profitable portfolio of complementary businesses. To highlight, its real estate with shopping centers in Colombia and Argentina and financial services such as credit card, virtual wallet, and payment networking. The Company also offer other businesses in Colombia, such as travel, insurance, mobile and money transfers.

In 2019, Grupo Éxito publicly launched its Digital Transformation strategy and has consolidated a powerful platform with well-recognized websites exito.com and carulla.com in Colombia, devoto.com and geant.com in Uruguay and iperlibertad.com in Argentina. Moreover, the Company offers click and collect services, digital catalogues, home delivery and growing channels such as Apps and Marketplace, through which Grupo Éxito has achieved an impressive digital coverage in the countries where it operates.

In 2022, consolidated Net Revenue reached COP$20.6 billion driven by strong retail execution, successful omni-channel strategy in the region and innovation in retail models. The Company operated 619 stores through multi-formats and multi-brands: hypermarkets under Éxito, Geant and Libertad brands; premium supermarkets with Carulla, Disco and Devoto; proximity under Carulla and Éxito, Devoto and Libertad Express brands. In low-cost formats, the Company operates banners Surtimax, Super Inter and Surtimayorista in Colombia and Mini Mayorista in Argentina.

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